SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No._____1_____)(1)



                                AMERIPATH, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   03071D109
--------------------------------------------------------------------------------
                                (CUSIP Number)


                               November 11, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to designate  the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03071D109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     MMI Investments L.P.
     I.R.S. Indentification No.: 141810589

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     1,172,300

6.   SHARED VOTING POWER

     0

7.   SOLE DISPOSITIVE POWER

     1,172,300

8.   SHARED DISPOSITIVE POWER

     0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,172,300

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.8%

12.  TYPE OF REPORTING PERSON*

     PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03071D109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       MCM Management, LLC
       I.R.S. Indentification No.: 14-1814578

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     1,172,300

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     1,172,300

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,172,300

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.8%

12.  TYPE OF REPORTING PERSON*

     OO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03071D109
          ---------------------

Item 1(a).    Name of Issuer:


              Ameripath, Inc.
              ------------------------------------------------------------------

Item 1(b).    Address of Issuer's Principal Executive Offices:


              7289 Garden Road, Suite 200
              Riviera Beach, Florida 33404

              ------------------------------------------------------------------


Item 2(a-c).  Name, Principal Business Office and Citizenship of Persons Filing:

              MMI Investments, L.P.
              152 West 57th Street
              New York, NY 10019

              Delaware Limited Partnership


              MCM Management, LLC
              152 West 57th Street
              New York, NY 10019

              Delaware Limited Liability Company
--------------------------------------------------------------------------------

Item 2(d).    Title of Class of Securities:


              Common Stock, $0.01 par value
              ------------------------------------------------------------------

Item 2(e).    CUSIP Number:


              03071D109
              ------------------------------------------------------------------


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

    (a)  [_]  Broker or dealer  registered  under  Section 15 of the Exchange
              Act.

    (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

    (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

    (d) [_] Investment company registered under Section 8 of the Investment Company Act.

    (e)  [_]  An    investment    adviser    in    accordance    with    Rule
              13d-1(b)(1)(ii)(E);

    (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

    (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

    (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

    (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.       Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          MMI Investments, L.P.: 1,172,300 shares
          MCM Management, LLC: 1,172,300 shares
          ----------------------------------------------------------------------

     (b)  Percent of class:

          MMI Investments, L.P.:  3.8%
          MCM Management, LLC:  3.8%
--------------------------------------------------------------------------------

     (c)  Number of shares as to which such person has:

          MMI Investments, L.P.

          (i)   Sole power to vote or to direct the vote    1,172,300
                                                          _____________________,


          (ii)  Shared power to vote or to direct the vote          0
                                                          _____________________,


          (iii) Sole power to dispose or to direct the      1,172,300
                disposition of                            _____________________,


          (iv)  Shared power to dispose or to direct the            0
                disposition of                            _____________________.


                MCM Management, LLC

          (i)   Sole power to vote or to direct the vote            0
                                                          _____________________,


          (ii)  Shared power to vote or to direct the vote  1,172,300
                                                          _____________________,


          (iii) Sole power to dispose or to direct the              0
                disposition of                            _____________________,


          (iv)  Shared power to dispose or to direct the    1,172,300
                disposition of                            _____________________.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].


          ______________________________________________________________________


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          ______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     By virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer owned by MMI Investments. Set forth on Schedule I, annexed to this Schedule 13G and incorporated herein by reference, is the name, business address and present principal occupation or employment, and the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the voting members and executive officers of MCM as of the date hereof.

          ______________________________________________________________________

Item 8.   Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

          ______________________________________________________________________

Item 9.   Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          ______________________________________________________________________

Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 15, 2002

                                            MMI INVESTMENTS, L.P.

                                            By: MCM Management, LLC
                                                General Partner


                                            By:  /s/ Jerome J. Lande
                                            _____________________________
                                            Name:  Jerome J. Lande
                                            Title: Vice President



                                            MCM MANAGEMENT, LLC

                                            By: /s/ Jerome J. Lande
                                            _____________________________
                                            Name: Jerome J. Lande
                                            Title: Vice President


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   EXHIBIT A

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on
Schedule 13G and all amendments thereto with respect to the Common Stock, $0.01 par value of Ameripath, Inc. beneficially owned by each of them, and the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: November 15, 2002
                                            MMI INVESTMENTS, L.P.

                                            By: MCM Management, LLC
                                                General Partner


                                            By:  /s/ Jerome J. Lande
                                            _____________________________
                                            Name:  Jerome J. Lande
                                            Title: Vice President


                                            MCM MANAGEMENT, LLC

                                            By: /s/ Jerome J. Lande
                                            _____________________________
                                            Name: Jerome J. Lande
                                            Title: Vice President

                                  Schedule I
                                  __________

                          MCM Management, LLC ("MCM")

                     Voting Members and Executive Officers

Name and Business Address            Position and Principal Occupation

John S. Dyson                        Voting Member and Chairman of MCM
152 West 57th Street                 Voting Member and Chairman of Millcap
New York, New York 10019             Advisors, LLC ("Millcap"), 152 West
                                     57th Street, New York, New York 10019

Clay B. Lifflander                   Voting Member and President of MCM
152 West 57th Street                 Voting Member and President of MillCap
New York, New York 10019

Alan L. Rivera                       Voting Member, Executive Vice President and
152 West 57th Street                 Secretary of MCM;
New York, New York 10019             Voting Member, Executive Vice President,
                                     Chief Financial Officer and General
                                     Counsel of Millcap


04129.0003 #364260